SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2008

TELEMIG CELULAR PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

TELEMIG CELLULAR HOLDING COMPANY
(Translation of Registrant's name into English)

Rua Levindo Lopes, 258 - Funcionários
Cep: 30.140-170 - Belo Horizonte (MG) - Brazil

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

TELEMIG CELULAR PARTICIPAÇÕES S.A.
PUBLICLY HELD COMPANY
Taxpayer’s number 02.558.118/0001 -65 - Registration number 31.3.0002535 -7

NOTICE TO THE MARKET

Telemig Participações S.A. (“Telemig Part”), informs that with respect to the Voluntary Tender Offer made by TCO IP S.A. (Offeror) to purchase up to 1/3 of the preferred shares of Telemig Part outstanding in the market (“VTO”), the New York Stock Exchange (“NYSE”) has published today a press release with the following text:

“New York Stock Exchange To Halt Trading of The American Depositary Shares of Telemig Celular Participacoes S.A.

NEW YORK, May 9, 2008 - The New York Stock Exchange announced today that trading in the American Depositary Shares of Telemig Celular Participações, S.A. - ticker symbol: TMB - will be halted prior to the opening of the market on May 9, 2008 in light of the offer by Vivo Participações S.A. [NYSE:VIV] for the acquisition of preferred shares of Telemig Participações S.A., extended to the holders of American Depositary Shares of said company, which is set to expire today at 12:00 p.m. (New York time). The halt will be in effect until the results of the offer to purchase by Vivo Participações S.A. are disclosed.”

Telemig Participações S.A ("Vivo Part") clarifies that, although the NYSE press release states that the Offer was made by Vivo Part, actually, as per the Notice, the Offer was made by TCO IP S.A, a company controlled by Vivo Part. and, therefore, the results will be disclosed by TCO IP S.A..

The management of the Offeror and of its controlling shareholder Vivo Participações S.A informed that the results of the VTO shall be announced on May 15, 2008 after the market closes and after the financial settlement of the Auctions scheduled to occur on May 12, 2008.

Belo Horizonte, May 9, 2008.

Roberto Oliveira de Lima

Investors Relations Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 09, 2008

TELEMIG CELULAR PARTICIPAÇÕES S.A.

By:	/s/ Roberto de Oliveira Lima

Name:	Roberto de Oliveira Lima
Title:	Chief Executive Officer, Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.